SE-169 83 Solna
Sweden

www.skanska.com

RECEIVED
2008 AUG 12 P 12: 3

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA [redacted]

08004303

July 25, 2008

Our contact
Marianne Bergström

SUPPL

SEC
Mail Processing
Section
AUG 08 2008
Washington, DC
105

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published July 25, 2008.

Best regards,

Skanska AB

Marianne Bergström/Petter Mattsson

PROCESSED
AUG 1 4 2008
THOMSON REUTERS

Published	Item	Document name	Required by
July 25, 2008	Press Release	Skanska to build hospital in Tennessee for USD 75 M, about SEK 460 M	law and by the listing agreement with Stockholm Stock Exchange
July 25, 2008	Press Release	Skanska to build headquarters in Pennsylvania for pharmaceutical-services company worth USD 78.5 M, about SEK 480 M	law and by the listing agreement with Stockholm Stock Exchange

8/13

File Number 82-34932

Press Release

July 25, 2008
08:30 am CET

Skanska to build hospital in Tennessee for USD 75 M, about SEK 460 M

Skanska has been awarded the construction management assignment for a new hospital in Johnson City, Tennessee. The contract amount is USD 75 M, about SEK 460 M, which is included in order bookings for the third quarter. The customer is Franklin Woods Community Hospital.

The project comprises 23,200 square meters and will among other things include 80 beds, a 22-bay emergency department, five operating rooms and radiology services.

Ambitions are high for environmental and energy performance and the project team has a goal of getting the hospital a Silver LEED ® (Leadership in Energy and Environmental Design) certification.

Construction work has commenced, with completion scheduled for June 2010.

Skanska is a leader in the US healthcare sector. The total contract amount of the company's ongoing hospital projects exceeds USD 5 billion. So far this year new hospital contracts have also been received in Virginia, California, Ohio and in Memphis, Tennessee.

Skanska USA Building is a leading U.S. provider of construction, general contracting, design and design-build services. The company also provides pharmaceutical validation services to clients. Customers represent a broad spectrum of American industries, including the pharmaceutical, healthcare, educational, electronics, infrastructure, sports and entertainment industries. The company is based in Parsippany, New Jersey and has approximately 4,000 employees. Revenues totaled approximately SEK 27 billion in 2007.

For further information please contact:

Tom Crane, Senior Vice President Communications,
Skanska USA Building, tel +1 973 753 3450
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38.
Direct line for media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

SKANSKA

File Number 82-34932

Press Release

July 25, 2008
08:45 am CET

File Number 82-34932

Skanska to build headquarters in Pennsylvania for pharmaceutical-services company worth USD 78.5 M, about SEK 480 M

Skanska has won a contract for the construction management of the new North American headquarters for Almac Group, the pharmaceutical-services company. The contract amount is USD 78.5 M, about SEK 480 M, which is included in order bookings for the third quarter.

The new headquarters will be located in Lower Salford Township, Pennsylvania. The project will feature a new building with 6,900 square meters of office space and a 15,400 square meter production facility for packaging, storage, warehouse, shipping/receiving and label control.

The assignment also includes site development with new roadways, on-grade parking, site utility infrastructure and landscaping.

The project has started and the building is expected to be fully operational by 2010.

Skanska USA Building is a leading U.S. provider of construction, general contracting, design and design-build services. The company also provides pharmaceutical validation services to clients. Customers represent a broad spectrum of American industries, including the pharmaceutical, healthcare, educational, electronics, infrastructure, sports and entertainment industries. The company is based in Parsippany, New Jersey and has approximately 4,000 employees. Revenues totaled approximately SEK 27 billion in 2007.

For further information please contact:

Tom Crane, Senior Vice President Communications,
Skanska USA Building, tel +1 973 753 3450
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38.
Direct line for media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

END